Exhibit 1

SUPERCOM LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2020
(Unaudited)

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2020

(Unaudited)

IN U.S. DOLLARS

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	641	110
Restricted bank deposits	1,259	1,100
Trade receivable, net	13,160	13,047
Other accounts receivable and prepaid expenses	1,132	961
Inventories, net (Note 3)	3,035	2,646
Patents	5,283	5,283
Total current assets	24,510	23,147

LONG-TERM ASSETS
Severance pay funds	343	362
Deferred tax long term	148	510
Property and equipment, net	655	894
Other Intangible assets, net (Note 4)	7,632	8,065
Goodwill	7,026	7,026
Total non-current assets	15,804	16,857

TOTAL ASSETS	40,314	40,004

CURRENT LIABILITIES
Trade payables	3,476	3,541
Employees and payroll accruals	2,592	3,229
Related parties	321	305
Accrued expenses and other liabilities	4,004	4,667
Deferred revenue	792	1,332
Short-term loan and others	3,325	445
Short-term liability for future earn-out	938	794
Total current liabilities	15,448	14,313

LONG-TERM LIABILITIES
Long-term loan	14,568	14,187
Related parties	1,707	2,383
Deferred revenue	0	210
Long-term liability for future earn-out	88	0
Accrued severance pay	547	579
Total non-current liabilities	16,910	17,359

SHAREHOLDERS' EQUITY:
Ordinary shares	1,116	1,116
Additional paid-in capital	84,680	84,680
Accumulated deficit	(77,840)	(77,464)
Total shareholders' equity	7,956	8,332

Total Liabilities and Shareholders' Equity	40,314	40,004

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2020	2019
	Unaudited	Unaudited
REVENUES	6,796	11,339

COST OF REVENUES	2,573	5,004

GROSS PROFIT	4,223	6,335

OPERATING EXPENSES
Research and development, net	987	1,818
Sales and marketing	973	1,791
General and administration	1,453	2,015
Other expenses (income)	45	1
Total operating expenses	3,458	5,625

OPERATING (LOSS) INCOME	765	710

FINANCIAL EXPENSES (INCOME), NET	1,141	910

LOSS BEFORE INCOME TAX	(376)	(200)

INCOME TAX BENEFIT	-	78

NET LOSS FOR THE PERIOD	(376)	(122)

NET LOSS PER SHARE

Basic	(0.02)	(0.01)

Diluted	(0.02)	(0.01)

Weighted average number of ordinary shares used in computing basic net loss per share	16,214,228	16,141,286

Weighted average number of ordinary shares used in computing diluted net loss per share	16,214,228	16,141,286

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional		Total
	Number of Shares	Share capital	paid-in capital	Accumulated deficit	shareholders' equity

Balance as of December 31, 2018	16,126,237	1,110	84,399	(65,959)	19,550
Changes during the six months ended June 30, 2019 (unaudited):
Exercise of option	35,145	-	17	-	17
Stock- based compensation	-	-	159	-	159
Net loss	-	-	-	(122)	(122)
Balance as of June 30, 2019 (unaudited)	16,161,382	1,110	84,575	(66,081)	19,604

Balance as of December 31, 2019	16,214,228	1,116	84,680	(77,464)	8,332
Changes during the six months ended June 30, 2020 (unaudited):
Stock- based compensation	-	-	-	-	-
Net loss	-		-	(376)	(376)
Balance as of June 30, 2020 (unaudited)	16,214,228	1,116	84,680	(77,840)	7,956

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six months ended June 30
	2020	2019
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(376)	(122)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,251	1,020
Stock-based compensation	-	159
Increase in deferred tax	450	(52)
Increase in trade receivables, net	(113)	(4,048)
Decrease (Increase) in other accounts receivable and prepaid expenses	(171)	(355)
Increase in inventories, net	(389)	(32)
Increase in other non-current assets	-	(10)
Increase (decrease) in trade payables	(65)	(64)
Increase in employees and payroll accruals	(637)	377
Increase (decrease) in accrued severance pay	(32)	(36)
Increase in accrued expenses and other liabilities, related parties and liability for earn-out	(1,514)	(1,258)
Net cash used in operating activities	(1,596)	(4,421)

Cash flows from investing activities:
Purchase of property and equipment	-	(74)
Purchase of Intangible assets	-	-
Decrease (Increase) in severance pay fund	19	(14)
Capitalization of software development costs	(405)	(450)
Net cash provided by (used in) investing activities	(386)	(538)

Cash flows from financing activities:
Short-term bank loan, net	-	-
Proceeds from exercise of options and warrants, net	-	17
Long-term debt, net	3,086	3.902
Related parties	(384)	1,490
Liability for future earn-out	(30)	(60)
Net cash provided by (used in) financing activities	2,672	5,349

Increase (decrease) in cash, cash equivalents and restricted cash	690	390
Cash, cash equivalents and restricted cash at the beginning of the year	1,210	2,801

Cash, cash equivalents and restricted cash at the end of the period	1,900	3,191

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of e-GOV, IoT, Communication and Cyber Security solutions, to governments and organizations, both private and public, throughout the world; (i) IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provide all-in-one field-proven PureSecurity suite, accompanied with services specifically tailored to meet the requirements of an IoT customer; (ii) Proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, the Company have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands; (iii) Solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events. Carriers, local governments and hospitality sectors worldwide deploy The Company intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and productsThe Company provide; (iv) Cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control, The Company maps sensitive information and controls data flow through email, web, external devices and additional channels.

b.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for six months ended June 30, 2020, the Company had an accumulated deficit of $77,840, and net cash used in operating activities of $1,596 for the six months ended June 30, 2020, compared to $4,421 for the six months ended June 30, 2019.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2020, the Company had cash, cash equivalent and restricted cash and positive working capital of $1,900 and $9,063, respectively. Further, during 2019 and 2020, the Company was undergoing an optimization process to be a more efficient structure and to be in better position in the Covid-19 pandemic. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs, that resulted in a reduction of operating expenses by 40%, between the first half of 2019 and first half of 2020. Additionally, the Company secured credit facility of $20,000 during 2018, of which, $6,000 remains available to the Company to draw at least for the next 12 months as needed. During 2020 the Company secured in multiples transactions subordinates debt in the grous amount of $3.500 from Iliad R&D L.P, Additionally the Company raised a gross amount of approximately $3,200 in a private equity placement in July 2020.  The Company has used the proceeds from the credit financing and equity private placement (i) to satisfy certain indebtedness; (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.   As a result of above mentioned credit facilities, capital raise, management’s plans, current cash flow position, contracts with customers around the world, and current favorable trends in improving cash flow, the Company concluded that the initial conditions which raised concerns regarding the ability to fund its operation for the next 12 months have been alleviated

c.	Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility is set to mature on September 6, 2021 (but expected to be amended to mature in the third quarter of 2022) and bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments.  On June 1st, 2021 the Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to a date in the third quarter of 2022.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.   In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, are were set to be issued at a strike price at a premium to the then current market price.

d.	Covid-19 Affect and Risk

  In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During February until December of 2020, COVID-19 has spread globally, including in Israel, Asia, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to lockdown that had been mandated by governmental authorities or otherwise elected by companies as a preventive measure.

 During the 6 months ended June 30, 2020 and for the remaining of 2020, The company’s business, trading and operations were impacted materially by the COVID-19 global. COVID-19 related imposed government restrictions in California and other geographies limited our ability to interact with our clients to provide full services as well as adding new clients to our monitoring programs given court systems shutdown. The government imposed lockdowns and travel restrictions also hindered proper project deployment, productions, support, sales and R&D processes: (i) had prevented our sales teams to meet customers and demonstrate our products, (ii) had prevented our support teams to travel and visit  customers in order to provide the adequate support and upgrades to our products (iii) had prevented our customers to complete tenders, purchases, (iv) had prevented proper collection of our client debt due to travel limitation or liquidity problems with our customers, (v) had prevented our customers and partners to complete the integrations and deployments of the Company current contacts. (vi) As the Company relies, on manufacturers our products in China, Israel, and USA, such products had not produced and/or shipped to the Company or to its customers.

COVID-19 continuous spread and protective measures taken by the authorities may continue to adversely affect our future results of operations, cash flows and financial condition.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2020 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2019.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2019 included in the 2019 Form 20-F.

NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2019	2018
	$	$
Raw materials, parts and supplies	1,482	1,414
Finished products	1,553	1,232

	3,035	2,646

As of June 30, 2020 and December 31, 2019, inventory is presented net of write offs for slow inventory in the amount of approximately $1,979 and $1,527, respectively.

NOTE 4:	OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2020	2019
	$	$
Customer relationship & Other	1,599	1,824
IP & Technology	3,490	3,630
Capitalized software development costs	2,542	2,611

	7,632	8,065

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements. An appropriate provision is included in the financial statements